Exhibit 99.1

Selina Hospitality PLC Reports Fiscal 2022 Financial Results

April 28, 2023

Improvement in Key Operating Metrics vs 2021

NEW YORK—(BUSINESS WIRE)—Apr. 28, 2023— Selina Hospitality PLC (“Selina”; NASDAQ: SLNA), the fast-growing experiential hospitality brand targeting millennial and Gen Z travelers, announced today its financial results for the full-year ended December 31, 2022.

Rafael Museri, Co-Founder and CEO, stated: “2022 has been a very important year in Selina’s history. We completed our listing on NASDAQ in October 2022, and our business delivered strong improvement in our key operating metrics. We entered 2023 with a strong focus on three strategic imperatives: driving cash flow, executing on our path to profitability, and building our brand, which provides a differentiated travel experience to our growing number of guests. I believe that the new discipline around growth and cost management, coupled with a strong product offering, will position Selina as a leader in the hospitality space.”

Financial Summary

	Year Ended
	December 31,
($ in millions, except hotels and bedspaces data)	2022	2021	Percent Change
Revenue	$183.9	$92.7	98.3%
Net Loss	($198.1)	($185.7)	(6.2%)
Adjusted EBITDA[1]	($14.5)	($25.7)	77.2%
Net Cash Used in Operating Activities	($23.6)	($30.7)	30.1%
Free Cash Flow Before Debt Service[1]	($72.8)	($47.2)	(35.2%)
Occupancy Rate	47.5%	32.9%
Properties, End of Period	118	100	18.0%
Bedspaces, end of Period	29,600	23,408	26.5%
Total Annualized Revenue per Bedspace	$6,547	$4,219	56.7%

[1]	Adjusted EBITDA and Free Cash Flow Before Debt Service are non-IFRS measures. Please see Non-IFRS Financial Measures for reconciliation

Full-Year 2022 Information

•

Total revenue of $183.9 million, an increase of $91.2 million, or 98.3% compared to FY 2021, driven primarily by an increase in bedspaces from new opened locations, higher occupancy rates, and higher total revenue per bedspace.

•

On a same-store basis (locations operating for the entire comparable periods), total revenue increased by 56.8% driven by an increase in occupancy, from 33.2% to 51.1%, and an increase in TRevPABs from 4,695 to 7,258.

•	Selina opened 18 properties during 2022, ending the year with 118 properties, 29,600 open bedspaces, and 19,975 open beds (vs 23,408 open bedspaces and 18,438 open beds at December 31, 2021).

•

Occupancy rate was 47.5%, compared to 32.9% for FY 2021, a 44.4% increase, driven by improved brand awareness and brand loyalty, a dedicated regional sales force and commercial teams, continued seasoning of our recently opened properties, and resumption of travel after two years highly impacted by COVID-19 and related travel restrictions.

•

TRevPOB was $52.60 in FY 2022, compared to $45.86 in FY 2021, a 14.7% increase. TRevPOBs was $37.76 in FY 2022, compared to $35.13 in FY 2021, a 7.5% increase. These increases were mainly a result of a shift in our portfolio composition toward developed markets and continued seasoning of our recently opened properties. Of the 18 new locations opened in FY 2022, 16 are situated in developed markets.

•	Total revenue per bedspace was $6,547 in FY 2022, compared to $4,219 in FY 2021, a 55.2% increase, driven by the increase in occupancy and the growth coming from developed markets.

•

Unit Level Operating Loss was $6.7 million in FY 2022, compared to $18.0 million loss in FY 2021, with Mexico and Central America, where Selina benefits from mature locations, improving year over year. Selina is focused on improving performance in North America (U.S.), Europe & Africa and Israel, where Selina has grown in the last two years.

•	Remote Year, the Company’s brand that facilitates group work and travel programs for remote workers in 80+ destinations, contributed $10.4 million in revenues in FY 2022 vs $4.5 million in FY 2021.

•

Corporate Overhead as a percentage of revenues was 20.6% in FY 2022, compared to 33.1% in FY 2021, driven by economies of scale and a strong focus on efficiency in country, regional and global functions. Unit level labor costs as a percentage of unit level revenue was 27.6% in FY 2022, as compared to 28.3% in FY 2021.

•

Adjusted EBITDA[2] was $(14.5) million in FY 2022, compared to $(25.7) million in FY 2021, driven by the improvement in unit level performance, offset by an increase in corporate overhead and pre-opening expenses.

•	Selina completed its business combination with BOA Acquisition Corp. and listing on the Nasdaq Global Market on October 27, 2022.

New Hotel Openings

•

Opened 18 hotels with 3,692 bedspaces in a mix of new and existing markets, including 2 properties in the fourth quarter, with a total of 323 bedspaces, in Tel Aviv, Israel and Magnetic Island, Australia.

•	Added approximately 2,500 bedspaces to 22 existing properties.

•	As of December 31, 2022, the Company had 118 open hotels in 24 countries across six continents with approximately 29,600 open bedspaces, a 27% increase in bedspaces from the prior year period.

•

Selina has signed agreements with third-party real estate partners who have committed $300 million of capital to finance the acquisition and initial conversion of future Selina properties, including the planned 2023 openings.

Cash and Cash Flow Highlights

•	As of December 31, 2022, the Company had total cash and cash equivalents of $47.7 million.

•	Net cash provided by (used in) operating activities totaled $(23.6) million for FY 2022, compared to $(30.7) million in FY 2021.

•	Free cash flow before debt service[1] totaled $(72.8) million for FY 2022, compared to $(47.2) in FY 2021.

•	Capital expenditures, net of proceeds from partner loans, totaled $12.4 million in FY 2022 compared to ($5) million in 2021.

Select Unaudited Fourth Quarter 2022 Information

•

Total revenue of $50.8 million, an increase of 64% compared to fourth quarter 2021, driven primarily by an increase in bedspaces from newly opened locations, higher occupancy rates, and higher total revenue per bedspace.

•	On a same-store basis, total revenue increased by 24% for properties operated in both period fourth quarter 2021 and 2022.

•	Open bedspaces (at period end) was 29,600.

•	Open beds (at period end) was 19,975.

•	Average daily open beds during fourth quarter 2022 was 18,552.

•	Occupancy rate grew to 49%, up from 39% in the fourth quarter of 2021.

•	Daily Total Revenue Per Occupied Bed (TRevPOB) increased to $59, up 24% compared to fourth quarter 2021.

•	Daily Total Revenue Per Occupied Bedspace (TRevPOBs) increased to $37, up 8% compared to fourth quarter 2021.

•	Total annualized revenue per bedspace increased to $6,742, up 36% compared to fourth quarter 2021.

[2]	Adjusted EBITDA and Free Cash Flow Before Debt Service are non-IFRS measures. Please see Non-IFRS Financial Measures for reconciliation.

2023 Outlook

Selina reaffirms its goals, which for 2023 include annual revenue growth of 30 to 40% and achieving positive Adjusted EBITDA and operating cash flow.

Other 2023 Outlook Information

•

Selina’s expansion strategy for 2023 will focus on three key principles: opening locations that generally ramp faster in occupancy and deliver more attractive financial performance, expanding existing locations with remodels and incremental leased spaces, and leveraging our brand to negotiate flexible lease terms with longer grace periods while shifting to variable rent for some new locations.

•

While Selina will continue to expand its footprint in 2023, we have moderated our expansion plans. The current expansion plans demonstrate that Selina is both focused on cash flow and remains deeply committed to delivering an incredible experience to hotel guests and the local communities at unique hotels throughout the world, which in turn will drive revenue. The current expansion plan also shows that Selina is intensely focused on its cost structure and cash flow to position the company for achieving and sustaining positive Adjusted EBITDA and Free Cash Flow Before Debt Service going forward.

•

While Selina’s operating momentum is strong and we continue to see progress in our core objectives, as noted in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, Selina does not yet have sufficient revenue to cover its operating expenses and our ability to achieve our objectives is dependent upon generating profitable operations in the future and obtaining additional equity or debt financing in the near term. During the course of 2023, management intends to raise additional funds through the capital markets, as necessary, and is assessing other options, including the restructuring of certain of its liabilities and/or the sale of non-core assets. While management believes that its fundraising efforts will be successful, there are no assurances that such additional funding will be achieved.

Conference Call Details

A conference call to discuss the Selina’s fiscal year ended December 31, 2022 financial results is scheduled Monday May 1, 2023:

•	Date and Time: May 1, 2023, at 10:00 am Eastern Time

•	Webcast: https://edge.media-server.com/mmc/p/xmbwupt2

•	To attend by telephone, please use the information below for dial-in access.

•	Please register for the call. You can register any time starting now through the call.

•	Link to register: Registration Link

•	Registration in advance is encouraged. As part of the registration process, you can choose to be provided with the dial-in and PIN or to use the automated “Call Me” feature.

•	An accompanying updated investor presentation is available online at https://investors.selina.com/

•	A recorded replay of the conference call will be available after the conclusion of the call and will be available for a period of time online at https://investors.selina.com/

About Selina Hospitality PLC.

Selina (NASDAQ: SLNA) is one of the world’s largest hospitality brands built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Founded in 2014 and custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations in 24 countries on six continents – from urban cities to remote beaches and jungles. To learn more, visit Selina.com or follow Selina on Twitter, Instagram, Facebook, Linkedin or YouTube.

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. DOLLARS IN THOUSANDS

	At	At
	December 31,	December 31,
	2022	2021
ASSETS
Current assets
Cash	47,689	21,943
Trade and other receivables, net	10,543	10,527
Inventory	2,286	1,278
Assets held for sale	2,500	2,500
Other assets	16,681	10,119

Total current assets	79,699	46,367

Non-currents assets
Property, equipment and furniture, net	111,330	96,450
Right of use assets	420,800	311,637
Intangible assets, net	6,424	4,962
Goodwill	548	622
Trade and other receivables, net	1,671	1,925
Investment in associates and joint ventures	3,336	887
Non-current financial assets	3,149	3,156
Security deposits	10,910	9,773
Other assets	424	822

Total non-current assets	558,592	430,234

Total assets	638,291	476,601

LIABILITIES AND EQUITY
Current liabilities
Trade payables and other liabilities	(81,526)	(50,066)
Loans payable	(37,678)	(19,458)
Convertible notes	(7,914)	—
Lease liabilities	(59,115)	(45,660)
Derivative financial liabilities	(1,216)	(76,906)
Warrants	(1,481)	(21,975)

Total current liabilities	(188,930)	(214,065)

Non-currents liabilities
Loans payable, net of current portion	(97,996)	(129,714)
Convertible notes, net of current portion	(39,182)	(97,316)
Lease liabilities, net of current portion	(469,745)	(348,972)
Accounts payable to related parties	—	(3,472)
Deferred tax liability	(329)	(373)
Employee payables	(6,852)	(6,068)

Total non-current liabilities	(614,104)	(585,915)

Total liabilities	(803,034)	(799,980)

Equity
Common stock	(488)	(236)
Additional paid-in capital	(563,210)	(191,113)
Currency translation adjustment	1,452	(4,464)
Other reserves	552	—
Accumulated deficit	725,248	518,979

Total equity	163,554	323,166
Non-controlling interest	1,189	213

Total liabilities and equity	(638,291)	(476,601)

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. DOLLARS IN THOUSANDS

	2022	2021
Revenue
Rooms	108,602	51,335
Food & beverage	50,192	31,361
Other, net	25,141	10,041

Total revenue	183,935	92,737

Costs and expenses
Cost of sales	(25,370)	(11,311)
Payroll and employee expenses	(95,870)	(57,162)
Insurance, utilities and other property maintenance costs	(45,945)	(31,480)
Legal, marketing, IT and other operating expenses	(49,556)	(33,676)
Depreciation and amortization	(32,964)	(31,235)

Total cost and expenses	(249,705)	(164,864)

Loss from operations activity before impairment, government grants and COVID-related concessions	(65,770)	(72,127)
Impairment and write-off of non-current assets	(12,695)	(11,153)
Government grants	1,739	2,099
Income from COVID-related concessions	—	—
Loss from operations activity	(76,726)	(81,181)
Finance income	75,021	90
Finance costs	(123,251)	(102,914)
Share listing expense	(74,426)	—
Gain on net monetary position	3,178	1,725
Share of profit / (loss) in associates	84	62
Other non-operating income / (expense), net	2,480	(661)

Loss before income taxes	(193,640)	(182,879)
Income tax expense	(4,442)	(2,844)

Net loss	(198,082)	(185,723)

Loss attributable to:
Equity holders of the parent	(197,107)	(184,352)
Non-controlling interest	(976)	(1,371)
Earnings per share
Basic and diluted, loss for the year attributable to equity holders of the parent	$(3.73)	$(4.29)

SELINA HOSPITALITY PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. DOLLARS IN THOUSANDS

	Year ended December 31,
	2022	2021
Cash flow from operating activities:
Loss for the year	(198,082)	(185,723)
Adjustments to reconcile net loss to operating cash flows:
Depreciation and amortization expense	32,964	31,235
Share-based compensation expense	5,549	5,194
Share of loss in associates	(84)	(62)
Impairment and write off of non-current assets	12,695	11,153
Gain on net monetary position	(3,178)	(1,725)
Finance costs	123,251	102,914
Finance income	(75,021)	(90)
Share listing expense	74,426	—
Income from COVID-related rent concessions	—	—
Income tax expense charged	4,442	2,844
Changes in working capital
Trade and other receivables	(265)	(4,662)
Inventory	(1,008)	71
Trade payables and other liabilities	6,882	5,723
Other assets	(5,600)	2,391
Taxes paid	(583)	—

Net cash used in operating activities	(23,611)	(30,737)
Cash flow from investing activities:
Investments in financial assets	(352)	(39)
Purchases of property, equipment and furniture	(26,689)	(14,421)
Security deposits (paid) / returned	(1,137)	561
Purchases of intangible assets	(2,663)	(2,298)
Proceeds from sales of property, equipment and furniture	404	3,760
Acquisition of business, net of cash acquired	—	312

Net cash used in investing activities	(30,437)	(12,125)
Cash flow from financing activities:
Proceeds from loans	66,737	43,005
Convertible note proceeds	82,000	44,350
Repayment of loans	(46,716)	(5,424)
Interest paid	(17,364)	(6,018)
Repayment of lease liabilities	(44,377)	(24,764)
Exercises of share options	118	84
Costs of equity raise	(7,470)	—
Capital contributions	44,450	—
Proceeds from issuing equity instruments (DeSPAC)	6,500	—

Net cash provided by financing activities	83,878	51,233
Effect of changes in exchange rates on cash & cash equivalents	(4,084)	—
Change in cash and cash equivalents during the year	25,746	8,371
Cash and cash equivalents at start of year	21,943	13,572

Cash and cash equivalents at end of year	47,689	21,943

KEY METRICS AND NON-IFRS FINANCIAL MEASURES

Management uses a number of operating and financial metrics, including the following key business metrics, to evaluate Selina’s business, measure Selina’s performance, identify trends affecting Selina’s business, formulate financial projections and business plans, and make strategic decisions. Management regularly reviews and may adjust Selina’s processes for calculating Selina’s internal metrics to improve their accuracy. This release includes Adjusted EBITDA and Free Cash Flow Before Debt Service, which are not prepared in accordance with the international financing reporting standards issued by IFRS. Management believes that these non-IFRS financial measures provide useful information to investors about our business and financial performance, but there are limitations related to the use of these non-IFRS financial measures and they may not be directly comparable to similar titled measures of other companies. These non-IFRS financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to any measures derived in accordance with IFRS.

•	When we report figures on a same-store basis, that refers to properties operating for the entire comparable periods.

•	We define our occupancy rate as the number of beds sold divided by the total number of open beds, over any given period.

•

Open beds reflect the total number of beds in inventory at opened properties at the end of any given period. As our properties have the ability to convert rooms into different bed configurations, the total number of open beds may fluctuate at any given location over any given period.

•

Average daily open beds is calculated as the total number of beds in inventory over any given period of time on a daily basis. This metric reflects Selina’s daily accommodation capacity and is used in the calculation of occupancy rate.

•

We define TRevPOB as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of beds sold in that same period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bed basis. Changes in this metric reflect the variability in our business arising from our ability to change room and bed configurations based on demand.

•

We define TRevPOBs as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bedspace basis.

•

Total revenue per bedspace is calculated as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of the total number of open bedspaces at the beginning and end of that period. Management views total revenue per bedspace as a useful measure of comparing performance between locations or cohorts over time, as well as providing an indication of future revenue potential as we continue to grow total bedspaces.

•

The number of open bedspaces reflects the total number of bedspaces at opened properties at the end of any given period. Bedspaces is a metric we use to measure the potential sleeping capacity of a given property. It is a static capacity measure, and not one reflecting actual capacity in a given period. Every 5.5m2 of accommodation (sleeping room) area in a property equals one bedspace. Our rooms are designed to be convertible into different modalities and with distinct bed configurations. We offer “Standard” accommodations with one double bed, “Twins” accommodations with two single beds, “Family” accommodations with space designed to accommodate up to four people, and “Community” accommodations with space designed to accommodate up to eight people. At the discretion of property managers, the double bed in a “Standard” accommodation can be replaced with a bunk bed for eight guests, for example. Accordingly, management views the number of bedspaces, instead of the number of physical beds, as the static measure of property capacity because it avoids potentially misleading fluctuations that would arise from the changing room configurations in any given property.

•

EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related.

•

Operating Cash Flow is defined as Net Cash used in Operating Activities in the IFRS Consolidated Statement of Cash Flows. Free Cash Flow Before Debt Service is defined as Operating Cash Flow, minus: (i) repayment on lease liabilities, and (ii) net cash used in investing activities; plus (iii) non-recurring public company readiness costs, and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures.

Key Metrics

The table below sets forth our key business metrics for the periods presented:

	Year Ended
	December 31,
	2022	2021
Metric
Opened properties (at period end)	118	100
Open bedspaces (at period end)	29,600	23,408
Open beds (at period end)	19,975	18,438
Average daily open beds	19,018	16,017
Occupancy rate	47.5%	32.9%
Total daily revenue per occupied bed (TRevPOB)	$52.60	$45.86
Total daily revenue per occupied bedspace (TRevPOBs)	$37.76	$35.13
Total revenue per bedspace	$6,547	$4,219

Non-IFRS Financial Measures

EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service

	Year ended
	December 31,
	(In millions of US$)
	2022	2021
IFRS Net loss	$(198.1)	$(185.7)
Add (deduct):
Income taxes	$4.4	$2.8
Finance income / (expense), net	48.2	102.8
Share listing expense	74.4	—
Depreciation and amortization	33.0	31.2
EBITDA	$(38.0)	$(48.8)
Non-operational income, net	(5.7)	(1.1)
Impairments	12.7	11.2
Non-Cash compensation expense	6.9	6.2
Non-recurring public company readiness costs	7.6	3.3
Provision for tax risks (non-income tax related)	2.1	3.5
Adjusted EBITDA	$(14.5)	$(25.7)

	Year ended
	December 31, (In millions of US$)
	2022	2021
Net cash used in operating activities	$(23.6)	$(30.7)
Add (deduct):
Repayment on lease liabilities	$(44.4)	$(24.8)
Net cash used in investing activities	(30.4)	(12.1)
Non-recurring public company readiness costs	7.6	3.3
Proceeds from partner loans	18.0	17.1
Free Cash Flow before Debt Service	$(72.8)	$(47.2)

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, statements in this press release regarding our beliefs regarding our goals for our performance and financial results for the fiscal year ended December 31 2023, including revenue growth, achieving and sustaining positive adjusted EBITDA and operating cash flow, the efficiency of our business model, our expansion plans, our ability to leverage our brand to negotiate flexible lease terms and variable rental arrangements, our path to profitability, and our ability to obtain additional funding, restructure liabilities or sell assets to maintain operations. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis, such as the ongoing COVID-19 pandemic,; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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Media: press@selina.com

Investor: investors@selina.com

Source: Selina Hospitality PLC